UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2020

Commission File Number: 001-38452

MEREO BIOPHARMA GROUP PLC

(Translation of registrant’s name into English)

4th Floor, One Cavendish Place,

London, W1G 0QF, United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Exhibit Index

Exhibit No.	Exhibit

10.1	Form of Securities Purchase Agreement, dated June 3, 2020, by and among Mereo BioPharma Group PLC and the several purchasers named therein

10.2	Form of Registration Rights Agreement, dated June 3, 2020, by and between Mereo BioPharma Group PLC and the several purchasers named therein

10.3	Form of Convertible Loan Note Instrument, dated June 3, 2020, relating to Mereo BioPharma Group PLC

10.4	Form of Warrant Instrument, dated June 3, 2020, relating to Mereo BioPharma Group PLC

99.1	Press release dated June 4, 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 4, 2020

MEREO BIOPHARMA GROUP PLC

By:	/s/ Denise Scots-Knight, Ph.D.
Name: Denise Scots-Knight, Ph.D.
Title: Chief Executive Officer